August 3, 2022

VIA EDGAR

Timothy Worthington

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Digital Trust, WisdomTree Short-Term Treasury Digital Fund File Nos. 333-25575 and 811-23659

Dear Mr. Worthington:

This response is provided on behalf of WisdomTree Digital Trust (the “Trust” or the “Registrant”) with respect to Staff comments received by phone on July 29, 2022, regarding the Trust’s Registration Statement on Form N-1A, which was initially filed with the U.S. Securities and Exchange Commission (“SEC”) on April 28, 2021, and amended via pre-effective amendment on July 21, 2021, December 17, 2021, May 11, 2022, and July 7, 2022 for the purpose of registering shares of the WisdomTree Short-Term Treasury Digital Fund (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Any text citation refers to the revised Form N-1A, which will be filed with this letter. Capitalized terms used, but not defined herein have the same meaning given to them in the Trust’s Registration Statement.

WisdomTree Short-Term Treasury Digital Fund - Principal Investment Strategies of the Fund

1.	Comment: Page 5 - In the section entitled “Principal Investment Strategies of the Fund,” please clarify the meaning of the phrase “comprehensive market capitalization representation” in the context of treasuries.

Response: The Registrant has determined that this phrase is not additive and accordingly has updated the disclosure without such phrase.

WisdomTree Short-Term Treasury Digital Fund - Use of Blockchain

2.	Comment: Page 6 - In the first paragraph of the section entitled “Use of Blockchain” please clarify what the phrase “[t]he following ‘Use of Blockchain’ section” is in reference to.

Response: The Registrant confirms that the reference to “Use of Blockchain” in the sentence highlighted by the Staff is in reference to the section of the Prospectus entitled, “Use of Blockchain.” The Registrant has made a change to the section entitled, “Use of Blockchain” in Item 4 of the Prospectus in order to clarify this reference.

WisdomTree Digital Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel 212-801-2081 Fax

3.	Comment: Page 6 - In the second paragraph of the section entitled “Use of Blockchain”, please list the names of the blockchains that comprise the “one or more blockchains” where the ownership of the Fund’s shares will be recorded.

Response: The Registrant has made the requested change to the section entitled, “Use of Blockchain” in Item 4 of the Prospectus by replacing the phrase “one or more blockchains” with “Stellar or Ethereum blockchains.”

4.	Comment: Page 6 - With regards to the following sentence of the section entitled “Use of Blockchain”:

In order to maintain the Secondary Record, Securrency registers blockchain wallet addresses and associates them with relevant personal identifying information at the control location resulting in a registry of addresses that can participate in transactions.

Please further explain in plain English how shareholders’ personal identifying information will be protected.

Response: The Registrant has added an applicable sentence from the section entitled “Use of Blockchain” in Item 9 of the Prospectus to the section entitled “Use of Blockchain” in Item 4 of the Prospectus.

5.	Comment: Page 6 - The following sentence of the section entitled “Use of Blockchain”, states:

The Bridge facilitates interoperability between blockchains and permits shareholders to potentially take advantage of the benefits of a supported blockchain of their choice (i.e., initially, the Stellar and Ethereum blockchains), such as transaction speed or efficiency, while also helping facilitate the Fund’s shares being available for purchase, sale, or transfer in the broader blockchain ecosystem.

Please clarify that the referenced “transfer” of the Fund’s shares is related to a transfer by the Fund, and not a transfer by shareholders.

Response: The Registrant confirms that this reference to “transfer” is not in reference to peer-to-peer transactions (i.e., shareholder to shareholder). The Registrant also notes that this reference is not a reference to transfers of shares by the Fund across blockchains via the Bridge. Rather, it is referencing an existing shareholder of the Fund wishing to transfer their shares of the Fund to a supported blockchain (e.g., Stellar to Ethereum). The Registrant has incorporated changes to the section entitled, “Principal Investment Strategies of the Fund” in Item 4 of the Prospectus in order to further clarify this point.

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WisdomTree Short-Term Treasury Digital Fund - Additional Information About the Fund - Use of Blockchain

6.	Comment: Please remove the language quoted below from the Summary Prospectus of the Registration Statement.

In the future, the blockchain technology may be leveraged to help facilitate shares being available for purchase or sale in a secondary trading market, such as through an electronic trading platform that is registered with the SEC as an alternative trading system. To operate, these features would need to be enabled and configured in a compliant manner with then-existing regulations and regulatory interpretations or otherwise require exemptive relief, which may never be granted.

Response: The Registrant respectfully acknowledges the Staff’s comment and confirms that the quoted language does not appear in the Summary Prospectus. Because similar disclosure appears in the Statement of Additional Information of the Registration Statement, the Registrant has removed the quoted language from the Prospectus.

WisdomTree Short-Term Treasury Digital Fund - Principal Risks of Investing in the Fund - Blockchain Technology Risk

7.	Comment: In the paragraph entitled “Blockchain Technology Risk” within the section entitled “Principal Risks of Investing in the Fund,” please remove the sentence, stated below:

The risks associated with blockchain technology may not emerge until the technology is widely used.

Response: The Registrant has made the requested change to the section entitled, “Principal Risks of Investing in the Fund” in Item 4 of the Prospectus. The Registrant has also made corresponding changes to “Additional Principal Risk Information About the Fund - Blockchain Technology Risk” in Item 9 of the Prospectus, and “Investment Strategy and Risks - Blockchain Technology” in Item 16 of the Statement of Additional Information.

Additional Information About the Fund - Use of Blockchain

8.	Comment: Page 9 - In the “Share Recording” disclosure within the section entitled “Use of Blockchain” under the “Additional Information About the Fund,” please change “initially” in the sentence quoted below to “originally”:

By way of example, while the shares will initially be recorded on the Stellar blockchain, to the extent that an investor desires to transfer such shares to a personal Ethereum-based wallet (which, by its nature, is unable to accommodate Stellar-based assets), such transfer can be accomplished via the Bridge.

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Response: The Registrant has made the requested change to the section entitled, “Additional Information About the Fund - Use of Blockchain - Share Recording” in Item 9 of the Prospectus.

Additional Principal Risk Information About the Fund - Blockchain Technology Risk

9.	Comment: The subsection entitled “Blockchain Technology Risk” under the section entitled “Additional Principal Risk Information About the Fund” states:

For instance, because digital assets registered on a blockchain do not have a standardized exchange, like a stock market, to the extent such digital assets are able to trade on digital asset trading platforms, there may be less liquidity and more volatility than other markets for more established products and exchanges, which could have substantial effect on their supply and demand at any given time on any platform as well as cause differing prices for digital assets across different platforms. This could in turn generate a greater possibility of fraud or manipulation by participants seeking to generate an outsized influence on the price of a digital asset through its low liquidity for personal gain (e.g., a “pump-and-dump” scheme).

Please remove the discussion of “digital assets” in this disclosure. This comment may also apply to any additional discussion of “digital assets” in the Registration Statement.

Response: The Registrant has made the requested change to the section entitled, “Additional Principal Risk Information About the Fund - Blockchain Technology Risk” in Item 9 of the Prospectus.

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Sincerely,

/s/   Ryan Louvar

Ryan Louvar, Esq.

cc:	Michael S. Didiuk, Esq. (Perkins Coie LLP)
Todd Zerega, Esq. (Perkins Coie LLP)

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